FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

John Hancock Distributors, LLC
Year Ended December 31, 2020
With Report of Independent Registered Public
  Accounting Firm



FORM X-17A-5 PART III JHD - to sign.pdf

DocVerify ID:	E8193C79-0C14-496C-97F2-B306DB8ADD50
Created:	February 25, 2021 08:43:16 -5:00
Pages:	2
Remote Notary:	Yes / State: FL

This document is a DocVerify VeriVaulted protected version of the document named above. It was created by a notary or on the behalf of a notary, and it is also a DocVerify E-Sign document, which means this document was created for the purposes of Electronic Signatures and/or Electronic Notary. Tampered or altered documents can be easily verified and validated with the DocVerify veriCheck system. This remote online notarization involved the use of communication technology.

Go to www.docverify.com at any time to verify or validate the authenticity and integrity of this or any other DocVerify VeriVaulted document.

E-Signature Summary

E-Signature 1: Jeffrey Long (JL)
February 25, 2021 13:41:41 -5:00 [477B0241CFC3] [165.225.9.92]
jlong@jhancock.com (Principal) (ID Verified)

E-Signature Notary: David Peter Baghdassarian (DPB)
February 25, 2021 13:41:41 -5:00 [FAB21A6AB659] [70.253.71.127]
david.b@klgates.com
I, David Peter Baghdassarian, did witness the participants named above
electronically sign this document.





DocVerify documents cannot be altered or tampered with in any way once they are protected by the DocVerify VeriVault System. Best viewed with Adobe Reader or Adobe Acrobat.
All visible electronic signatures contained in this document are symbolic representations of the persons signature, and not intended to be an accurate depiction of the persons actual signature as defined by various Acts and/or Laws.











UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long 617-663 4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E8193C79-0C14-496C-97F2-B306DB8ADD50 --- 2021/02/25 08:43:16 -5:00 --- Remote Notary

OATH OR AFFIRMATION

I, __Jeffrey Long__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __John Hancock Distributors, LLC__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF FLORIDA

_____

COUNTY OF MIAMI-DADE

The foregoing instrument was sworn to before me by means of online notarization on Feb. 25, 2021 by JEFFREY LONG in his capacity as Chief Financial Officer, who produced MA driver's license No. S52301423 as identification.

Jeffrey Long
Signed on 2021/02/25 13:41:41 -5:00

_____
Signature

Chief Financial Officer

_____
Title

_____
Signed on 2021/02/25 13:41:41 -5:00

____ry Public

David Peter Baghdassarian
Commission # HH 53180
Notary Public - State of Florida
My Commission Expires Oct 17, 2024

Notary Stamp 2021/02/25 11:41:41 PST   FAB21A6AB659

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 

JOHN HANCOCK DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2020

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
John Hancock Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations, changes in member's equity, and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

February 25, 2021

1

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Money market securities - trading (cost $16,799,651)	$	16,799,651
Accounts receivable		2,039,681
Due from affiliated companies		3,488,371
Other assets		717,406
Total assets	$	23,045,109

Liabilities

Bank overdraft	$	1,061,348
Accounts payable and accrued expenses		277,123
Due to affiliated companies		11,850,662
Deferred income taxes, net		42,748
Total liabilities		13,231,881

Member's equity

Member's capital		6,748,309
Retained earnings (deficit)		3,064,919
Total Member's equity		9,813,228
Total liabilities & Member's equity	$	23,045,109

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues

Selling commissions	$	291,998,909
Rule 12b-1 service fees		123,315,950
Other revenue		106,404
Total revenues		415,421,263

Expenses

Selling commissions	108,116,203
Rule 12b-1 service fees	41,266,513
Marketing support expenses	171,272,714
Other selling, general, and administrative expenses	3,626,644
Total expenses	324,282,074
Income (loss) before income taxes	91,139,189
Income tax expense (benefit)	19,149,570
Net income (loss)	$ 71,989,619

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Member's Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at January 1, 2020	$ 6,748,309	$ 3,064,919	$ 9,813,228
Net income (loss)		71,989,619	71,989,619
Distributions to Parent		(71,989,619)	(71,989,619)
Balance at December 31, 2020	$ 6,748,309	$ 3,064,919	$ 9,813,228

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Operating activities

Net income	$	71,989,619
Adjustments to reconcile net income to net cash provided by operating activities:		
Net (subscriptions) redemptions of money market securities		350,011
Change in operating assets and liabilities:		
Deferred income taxes		42,594
Accounts receivable		(758,828)
Due to/from affiliated companies		139,313
Other assets		(224,112)
Accounts payable and accrued expenses		(35,382)
Commissions and distribution expenses payable		(4,504)
Net cash provided by (used in) operating activities		71,498,711

Financing activity

Distributions paid to Parent		(71,989,619)
Net cash provided by (used in) financing activities		(71,989,619)
Net increase (decrease) in cash		(490,908)
Bank overdraft at beginning of year		(570,440)
Bank overdraft at end of year	$	(1,061,348)

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

John Hancock Distributors, LLC (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on August 1, 2001. The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, retirement plan services, and 529 plans issued by JHUSA and John Hancock Life Insurance Company of New York ("JHNY").

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company's results and operations have been and may continue to be adversely impacted by the COVID -19 pandemic and the recent economic downturn. The adverse effects include but are not limited to significant volatility in equity markets, redemptions, and disruption of business operations. The breadth and depth of these events and how long they will continue have introduced additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these financial statements.

Cash/Bank Overdraft. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions. Bank overdraft is repayable on demand and is included under liabilities in the Statement of Financial Condition.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2020.

Revenue Recognition. Selling commissions are comprised of underwriting, Contingent Deferred Sales Charges ("CDSC"), and distribution fees. These fees are derived principally from the sale of variable life insurance products, trail commissions earned from variable annuity products, retirement plan services, and 529 plans issued by JHUSA and JHNY. The revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits

when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Current Adoption of Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which replaces the existing incurred loss impairment guidance and revises the assessment of expected credit losses for financial assets carried at amortized cost, including trade and other receivables, loans and commitments, and other financial assets. The standard requires entities to estimate potential credit losses that may be incurred over the life of the assets, as opposed to recognizing a loss at the time it is incurred. The Company has adopted this standard as of January 1, 2020 and performed an assessment to determine whether adoption resulted in recognition of credit impairment. After reviewing all instruments included and excluded from the current expected credit losses (CECL) model and considering the nature of the assets in scope (i.e. receivable type, frequency in which they are collected), the Company determined there was no indication of current expected credit losses and there was no recognition of impairment as a result of adoption.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Underwriting and Distribution Fees. The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY related to variable annuities, retirement plan services and variable life insurance products. The total amount of fees recognized and incurred to related parties was $ 275,460,400 for the year ended December 31, 2020, which are included in selling commissions revenue on the Statement of Operations.

Rule 12b-1 Distribution Plans. Products sold by JHUSA and JHNY invest their separate account assets in registered investment companies (the "Funds") managed by John Hancock Variable Trust Advisers LLC and John Hancock Investment Management LLC (which are affiliated companies). The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the terms of the distribution plans, each Fund makes payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Investment Management Distributors LLC, an affiliated company, which amounted to $ 20,793,851 for the year ended December 31, 2020. These fees are included in Rule 12b-1 service fees revenue in the Statement of Operations. These plans are subject to annual review and approval by the independent trustees of each of the Funds.

The Company subcontracts the shareholder servicing for the retirement plan assets to JHUSA and recognized fees of $24,327,426 for these services for the year ended December 31, 2020, which are included in Rule 12b-1 service fees expense in the Statement of Operations. Amounts payable to JHUSA were $39,821 at December 31, 2020.

Service Agreements. JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses amounted to $3,556,013 for the year ended December 31, 2020.

Other Related Party Matters. For the year ended December 31, 2020, the Company declared distributions of $71,989,619 to JHUSA and had related amounts payable to JHUSA of $6,852,160 at December 31, 2020.

Total amount Due to affiliated companies amounts to $ 11,850,662 at December 31, 2020.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2020 were as follows:

Current taxes		
Federal	$	19,093,890
State		13,090
Total		19,106,980
Deferred taxes		
Federal		42,590
Total		42,590
Total income tax expense (benefit)	$	19,149,570

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2020 follows:

Tax at 21%		19,139,229
Tax Reform Impact		-
State, net of federal benefit		10,341
Total income tax expense (benefit)	$	19,149,570

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2020, deferred tax assets and liabilities consisted of the following:

Deferred income tax liabilities:	
Deferred selling commissions	42,748
Total deferred income tax liabilities	42,748
Net deferred tax assets (liabilities)	$ (42,748)

The Company has no deferred tax assets that would be subject to a valuation allowance.

The IRS is auditing tax years 2016-2018. No issues have been raised.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Other Selling, General and Administrative Expense in the Statement of Operations.

Note 5 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2020, the Company had net capital, as defined, of $ 3,274,525. The minimum net capital requirement at December 31, 2020 was $ 250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule.

Note 6 – Legal Proceedings

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 7 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2020 financial statements through February 25, 2021, the date on which the financial statements were issued.

Supplemental Information

John Hancock Distributors, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2020

Computation of Net Capital

Total member's equity (from Statement of Financial Condition)	$	9,813,228
Allowable credits:		
Deferred income taxes, net		42,748
Total capital and allowable credits		9,855,976
Less: Nonallowable assets:		
Due from affiliates		3,488,371
Accounts receivable		2,039,681
Other assets		717,406
Total nonallowable assets		6,245,458
Net capital before haircuts on securities positions		3,610,518
Haircuts on securities:		
Investment in money market securities		335,993
Total haircuts on securities		335,993
Net capital	$	3,274,525

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	250,000
Excess net capital over requirement	$	3,024,525

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2020.

John Hancock Distributors, LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(1) of that Rule.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of John Hancock Distributors, LLC:

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) John Hancock Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2021



John Hancock Distributors LLC's Exemption Report

John Hancock Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1). The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities. The Company operates pursuant to SEC Rule 15c3-3 (k)(1) (The Customer Protection Rule) limiting its business to distribution of mutual funds and/or variable life insurance or annuities. The company does not hold customer funds and/ or safekeep customer securities.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

John Hancock Distributors LLC

Jeff Long

I, _____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 25, 2021